UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

And (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Geokinetics Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

372910 20 8

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372910 20 8

1.	Names of Reporting Persons Levant America S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Liberia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 763,038 shares of Common Stock (inclusive of (i) 225,010 shares issuable upon conversion of Series B Preferred Stock and (ii) 16,000 shares issuable upon exercise of warrants)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 763,038 shares of Common Stock (inclusive of (i) 225,010 shares issuable upon conversion of Series B Preferred Stock and (ii) 16,000 shares issuable upon exercise of warrants)

	8.	Shared Dispositive Power None

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
763,038 shares of Common Stock (inclusive of (i) 225,010 shares issuable upon conversion of Series B Preferred Stock and (ii) 16,000 shares issuable upon exercise of warrants)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Geokinetics Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1500 Citywest Blvd., Suite 800, Houston, TX 77040

Item 2.
	(a)	Name of Person Filing Levant America S.A.
	(b)	Address of Principal Business Office or, if none, Residence c/o Byzantine Maritime Corporation 8, Korytsas and Grammou Streets Kifisia 14561 Athens, Greece
	(c)	Citizenship Liberian
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 372910 20 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

763,038 shares of Common Stock

This amount includes: (i) 522,028 shares of Common Stock owned directly and of record by the Reporting Person, (ii) 16,000 shares of Common Stock issuable upon exercise of  warrants owned by the Reporting Person, and (iii) 225,010 shares of Common Stock issuable upon conversion of Series B Preferred Stock owned by the Reporting Person

(b)

Percent of class:

7.4%

This percentage is based upon 10,302,649 shares of Common Stock issued and outstanding as of November 13, 2007, as set forth in the Form 10-Q/A of the Company for the quarterly period ended September 30, 2007, filed with the Securities and Exchange Commission on November 14, 2007, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days of December 31, 2007 pursuant to the exercise of warrants and the conversion of convertible preferred stock owned by the Reporting Person.

(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

763,038 shares of Common Stock (inclusive of shares issuable upon the exercise of warrants and issuable upon the conversion of preferred stock owned by the Reporting Person)

(ii) Shared power to vote or to direct the vote None
(iii)

Sole power to dispose or to direct the disposition of

763,038 shares of Common Stock (inclusive of shares issuable upon the exercise of warrants and issuable upon the conversion of preferred stock owned by the Reporting Person)

(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2008
Date

/s/ FRANCIS STAFILOPATIS
Signature

LEVANT AMERICA S.A.
By: Francis Stafilopatis, Vice President
Name and Title